<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
      June 2006
      Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated May 1, 2006.
                                                          Issued: July 31, 2006
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                          INCEPTION-  COMPOUND
                                                                                                           TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005    2006     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %      %       %         %          %
-------------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    (2.4)      23.9       5.9
                                                                     (3 mos.)                    (6 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6)   6.2       67.1       4.3
                 (10 mos.)                                                                       (6 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)   5.5       96.3       9.6
                                               (10 mos.)                                         (6 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)    2.0       6.7        0.9
                                               (10 mos.)                                         (6 mos.)
-------------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
June 2006
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of June 30, 2006 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.39   -0.59%
                       ---------------------------------
                       Charter MSFCM    $16.71   -7.76%
                       ---------------------------------
                       Charter Graham   $19.63   -1.22%
                       ---------------------------------
                       Charter Millburn $10.67   -2.23%
                       ---------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8th Floor, New York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                   Month ended              YTD ended
                  June 30, 2006            June 30, 2006
                   ------------            ------------
Currencies            -1.00%                 -6.87%
Interest Rates         1.08%                  2.45%
Stock Indices         -0.28%                  0.87%
Energies               0.21%                  1.02%
Metals                -0.48%                  2.14%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund incurred losses across the currency, metals, and global stock index sectors. These losses were partially offset by gains generated in the global interest rate and energy markets.
Within the currency markets, losses were incurred from long positions in the British pound, Australian dollar, and euro versus the U.S. dollar as the U.S. dollar reversed higher against most of its rivals. This increase in the value of the U.S. dollar was attributed to diplomatic developments made between the U.S. and Iran regarding Iran's nuclear research program, as well as the news of the confirmed death of insurgent leader Abu Musab al-Zarqawi in Iraq. Furthermore, the value of the U.S. dollar continued to move higher in the days leading up to the Federal Reserve's 17/th/ consecutive rate hike on June 29. In addition, the value of the British pound was negatively affected by news from the Office for National Statistics that unemployment in the United Kingdom hit its highest level since September 2002. Additional losses were incurred as the Australian dollar weakened relative to the U.S. dollar after the Reserve Bank of Australia's statement on monetary policy showed little implications of another interest rate hike. The Australian dollar also weakened in response to falling commodities prices.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Within the metals sector, losses were incurred from long positions in copper, gold, and zinc futures early in the month as prices moved lower on continued profit-taking by investors. Also contributing to the price decrease during the month was speculation that the U.S. Federal Reserve would raise interest rates for the 17/th/ consecutive time at its June 29 meeting, thus strengthening the U.S. dollar and making metals more costly.
Within global equity indices, long positions in European and Pacific Rim (Taiwanese and Japanese) stock index futures incurred losses as prices experienced a downward "correction" early in the month after months of significant strengthening. Additional losses were recorded from newly established short futures positions in the German and Taiwanese stock indices as prices reversed higher towards the latter half of the month, rallying on hopes of a pause in U.S. interest rate hikes.
Within the global interest rate futures markets, short positions in U.S. fixed-income futures recorded gains as prices continued to trend lower amid fears of accelerating global inflation. The anticipation of the 17/th /consecutive interest rate hike by the U.S. Federal Reserve pushed yields higher and prices lower, while U.S. Treasury notes experienced their biggest slump since 1974. Additional gains were experienced from short positions in German interest rate futures as prices decreased after Bundesbank President
Axel Weber, a member of the European Central Bank's Governing Council, commented that the European Central Bank will continue its credit tightening campaign. Further affecting the value of German fixed-income prices was news that the Ifo index of business confidence in Germany increased from 105.7 to
106.8 in June, the highest reading in 15 years. Elsewhere in the global interest rate futures markets, short positions in British fixed-income futures experienced gains as prices moved lower in tandem with U.S. and German fixed-income prices.
Smaller gains in the energy markets were achieved from long futures positions in gas oil, crude oil, and Brent crude as prices increased amid geopolitical tension in Iran. Also pushing prices higher were reports from the U.S. Department of Energy showing lower-than-expected levels of domestic gasoline inventories and fears of supply disruptions in the Gulf of Mexico as the 2006 hurricane season, forecasted to be active, begins.
MORGAN STANLEY CHARTER MSFCM L.P.
                                    [CHART]
                   Month ended              YTD ended
                  June 30, 2006            June 30, 2006
                   ------------            ------------
Currencies            -1.78%                 -0.17%
Interest Rates        -1.29%                  3.78%
Stock Indices         -1.78%                 -1.53%
Energies              -1.06%                 -3.35%
Metals                -1.19%                  9.81%
Agriculturals         -0.36%                  0.41%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund incurred losses across the currency, stock index, global interest rate, metals, energy, and agricultural sectors.
Within the currency markets, long positions in the euro, Singapore dollar, Japanese yen, and Swiss franc versus the U.S. dollar recorded losses as the
U.S. dollar reversed higher against most of its rivals. This increase in the value of the U.S. dollar was attributed to diplomatic developments made between the U.S. and Iran regarding Iran's nuclear research program, as well as the news of the confirmed death of insurgent leader Abu Musab al-Zarqawi in Iraq. Furthermore, the value of the U.S. dollar continued to move higher in the days leading up to the Federal Reserve's 17/th/ consecutive rate hike on June 29. Additionally, the value of the Japanese yen declined during the first half of June relative to the U.S. dollar after comments from Bank of Japan Governor Toshihiko Fukui implied that the Bank of Japan will not raise interest rates in the near-term, thus continuing Japan's "zero-interest-rate policy".
MORGAN STANLEY CHARTER MSFCM L.P.
(continued)
Additional losses were incurred in global equity indices from short futures positions in U.S., Australian, Japanese, and Hong Kong stock indices as prices reversed higher towards the end of the month. U.S. and Australian stock markets finished stronger for the month, rallying on hopes of a pause in U.S. interest rate hikes. Elsewhere in the global equity index markets, short positions in Nikkei 225 Index futures incurred losses as prices rose amid solid economic data and strong investor sentiment for the region. In addition, Hong Kong equity prices were pushed higher by increased demand as the markets recovered from a heavy sell-off in recent weeks.
Within the global fixed-income sector, losses were experienced in early June from short positions in European government bonds as prices rose by the most in almost a month after central bank President Jean-Claude Trichet signaled the bank will keep to a pace of raising interest rates by a quarter point every three months. Additional losses were incurred from short positions in U.S. Treasury bond futures as prices rose at the end of the month after a statement released by the U.S. Federal Reserve led speculators to believe that the Fed would stop raising interest rates in the near-future. Elsewhere in the global interest rate futures markets, losses were recorded from long positions in Japanese government bonds as prices fell in mid-June on speculation that traders were selling the securities to prepare for a government sale of 800 billion yen of 20-year debt.
Within the metals sector, losses were experienced from long positions in copper and nickel futures in the beginning of June as prices moved lower on continued profit-taking by investors. Losses were also incurred from short positions in gold, aluminum, and zinc futures as prices reversed higher towards the latter half of the month on speculation that the U.S. Federal Reserve may stop raising interest rates in the near future.
Within the energy markets, losses were incurred from short futures positions in crude oil and Brent crude as prices increased amid geopolitical tension in
Iran. Also pushing prices higher were reports from the U.S. Department of
Energy showing lower-than-expected levels of domestic gasoline inventories and fears of supply disruptions in the Gulf of Mexico as the 2006 hurricane season, forecasted to be active, begins.
Smaller losses were incurred within the agricultural markets from long positions in corn futures as prices fell during the first half of the month due to heavy fund-selling, in spite of the USDA's reduction of the supply estimate. Losses were also incurred from short positions in wheat and soybeans futures as prices closed higher in June. Wheat futures prices increased late in the month on news out of Australia that the country's wheat production will be lower due to dry weather, while lower-than-expected acreage estimates were released for soybeans, increasing prices. Additionally, the prospect of hotter and drier weather has become an increasing threat to inventories, boosting prices further. MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                   Month ended              YTD ended
                  June 30, 2006            June 30, 2006
                   ------------            ------------
Currencies            -0.53%                 -5.80%
Interest Rates         0.11%                  8.45%
Stock Indices         -0.16%                  2.86%
Energies               0.06%                 -0.43%
Metals                -0.03%                  2.86%
Agriculturals         -0.47%                 -1.59%
During the month, the Fund incurred losses across the currency, agricultural, global stock index, and metals sectors. These losses were partially offset by gains generated in the global interest rate and energy markets.
Within the currency markets, long positions in the euro, Canadian dollar, and British pound versus the U.S. dollar recorded losses as the U.S. dollar reversed higher against most of its rivals. This increase in the value of the U.S. dollar was attributed to diplomatic developments made between the U.S. and Iran regarding Iran's nuclear research program, as well as the news of the confirmed death of insurgent leader Abu Musab al-Zarqawi in Iraq. Furthermore, the value of the U.S. dollar continued to move higher in the days leading up to the Federal Reserve's 17/th/ consecutive rate hike on June 29. In addition, the value of the British pound was negatively affected by news from the Office for National Statistics that unemployment in the United Kingdom hit its highest level since September 2002.
Within the agricultural sector, losses were experienced from long positions in wheat futures as prices moved lower during the first half of June on favorable weather forecasts across the U.S. wheat belts and reports from the U.S. Department of Agriculture showing improved crop conditions. Losses were also incurred from short positions in soybean meal futures as prices ended higher in June on lower-than-expected acreage estimates for soybeans. Additionally, the prospect of hotter and drier weather has become an increasing threat to inventories, boosting prices further.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within global equity indices, losses were experienced from both long and short positions in German stock index futures as prices moved without consistent direction on uncertainty regarding future interest rate policy by the European Central Bank and the U.S. Federal Reserve. Smaller losses were incurred from short positions in Nikkei 225 Index futures as prices increased amid solid economic data and strong investor sentiment for the region.
In the metals markets, long futures positions in nickel experienced losses at the beginning of the month as profit-taking continued across the entire metals sector, thus resulting in lower prices. Also contributing to the price decrease during the month was speculation that the U.S. Federal Reserve would raise interest rates for the 17/th/ consecutive time, thus strengthening the U.S. dollar and making metals more costly.
Gains were achieved from short positions in U.S. and European fixed-income futures as prices moved lower. Prices of short-term U.S. fixed-income futures trended lower, sending yields higher, amid a stronger-than-expected rise in the U.S. Consumer Price Index and an unexpected increase in monthly housing starts data. European interest rate futures also experienced gains as prices fell on stronger-than-expected German business confidence data and increased speculation that the European Central Bank would accelerate its interest-rate tightening campaign, sending European government bond yields to four-year highs. Smaller gains were also experienced within the energy markets from short futures positions in natural gas as prices finished the month lower amid higher domestic inventory levels as reported by the U.S. Department of Energy.
MORGAN STANLEY CHARTER MILLBURN L.P.
                                    [CHART]
                   Month ended              YTD ended
                  June 30, 2006            June 30, 2006
                   ------------            ------------
Currencies            -0.45%                 -6.68%
Interest Rates         1.78%                  6.11%
Stock Indices         -1.60%                 -0.37%
Energies               0.28%                 -0.09%
Metals                -1.14%                  6.60%
Agriculturals         -0.82%                 -1.21%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund incurred losses across the global stock index, metals, agricultural, and currency sectors. These losses were partially offset by gains generated in the global interest rate and energy markets.
Within global equity indices, long positions in European and Pacific Rim (Taiwanese and Japanese) stock index futures incurred losses as prices experienced a downward "correction" early in the month after months of significant strengthening. Additional losses were recorded from newly established short futures positions in the German and Taiwanese stock indices as prices reversed higher towards the latter half of the month, rallying on hopes of a pause in U.S. interest rate hikes.
Within the metals sector, losses were experienced from long positions in precious and base metals futures early in the month as prices moved lower on continued profit-taking by investors. Also contributing to the price decrease during the month was speculation that the U.S. Federal Reserve would raise interest rates for the 17/th/ consecutive time at its June 29 meeting, thus strengthening the U.S. dollar and making metals more costly.
MORGAN STANLEY CHARTER MILLBURN L.P.
(continued)
Within the agricultural markets, losses were experienced from long positions in wheat and corn futures as prices moved lower during the first half of June on favorable weather forecasts across the U.S. corn and wheat belts and reports from the U.S. Department of Agriculture showing improved crop conditions. Elsewhere in the agricultural complex, short positions in soybean and soybean meal futures recorded losses as prices benefited from large volumes of speculative buying. Lower-than-expected acreage estimates for soybeans also increased prices. Additional losses were incurred from short positions in livestock as cattle prices moved higher amid strong demand.
Within the currency markets, long positions in the Polish zloty, Norwegian krone, and Australian dollar versus the U.S. dollar incurred losses as the U.S. dollar reversed higher against most of its rivals after hawkish comments from several U.S. Federal Reserve officials, including Fed Chairman Ben Bernanke, implied another interest rate hike was necessary to help contain rising inflation. The value of the U.S. dollar continued to move higher leading up to the 17/th/ consecutive interest rate hike by the U.S. Federal Reserve on
June 29/th/. The U.S. dollar also strengthened after positive steps were taken regarding the nuclear standoff between Iran and the U.S., easing worries of a possible oil supply disruption.
Gains were achieved from short positions in U.S. and European fixed-income futures as prices moved lower. Prices of short-term U.S. fixed-income futures trended lower, sending yields higher, amid a stronger-than-expected rise in the U.S. Consumer Price Index and an unexpected increase in monthly housing starts data. European interest rate futures also experienced gains as prices fell on stronger-than-expected German business confidence data and increased speculation that the European Central Bank would accelerate its interest-rate tightening campaign, sending European government bond yields to four-year highs. Elsewhere in the global interest rate futures markets, short positions in British fixed-income futures also experienced gains as prices moved lower in tandem with U.S. and German fixed-income prices.
Smaller gains were recorded within the energy markets from long futures positions in gas oil, crude oil, Brent crude, and unleaded gas as prices increased amid geopolitical tension in Iran, reports from the U.S. Department of Energy showing lower-than-expected levels of domestic gasoline inventories and fears of supply disruptions in the Gulf of Mexico as the 2006 hurricane season, forecasted to be active, begins.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JUNE 30, 2006 (UNAUDITED)

                                     Morgan Stanley               Morgan Stanley              Morgan Stanley
                                 Charter Campbell L.P.          Charter MSFCM L.P.          Charter Graham L.P.
                              ---------------------------  ---------------------------  --------------------------
                                            Percentage of                Percentage of               Percentage of
                                            June 1, 2006                 June 1, 2006                June 1, 2006
                                              Beginning                    Beginning                   Beginning
                                 Amount    Net Asset Value    Amount    Net Asset Value   Amount    Net Asset Value
                              -----------  --------------- -----------  --------------- ----------  ---------------
                                   $              %             $              %            $              %
INVESTMENT INCOME
  Interest income (Note 2)      1,775,083         .41          511,159         .36       1,650,400         .38
                              -----------       -----      -----------       -----      ----------       -----
EXPENSES
  Brokerage fees (Note 2)       2,169,777         .50          717,684         .50       2,190,184         .50
  Management fees (Note 2&3)      958,318         .22          239,229         .17         730,062         .18
                              -----------       -----      -----------       -----      ----------       -----
   Total Expenses               3,128,095         .72          956,913         .67       2,920,246         .68
                              -----------       -----      -----------       -----      ----------       -----
NET INVESTMENT LOSS            (1,353,012)       (.31)        (445,754)       (.31)     (1,269,846)       (.30)
                              -----------       -----      -----------       -----      ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (12,937,317)      (2.98)       2,085,185        1.45      (7,640,055)      (1.74)
  Net change in unrealized     11,712,360        2.70      (12,781,589)      (8.90)      3,578,553         .82
                              -----------       -----      -----------       -----      ----------       -----
   Total Trading Results       (1,224,957)       (.28)     (10,696,404)      (7.45)     (4,061,502)       (.92)
                              -----------       -----      -----------       -----      ----------       -----
NET LOSS                       (2,577,969)       (.59)     (11,142,158)      (7.76)     (5,331,348)      (1.22)
                              ===========       =====      ===========       =====      ==========       =====

                                    Morgan Stanley
                                 Charter Millburn L.P.
                              --------------------------
                                           Percentage of
                                           June 1, 2006
                                             Beginning
                                Amount    Net Asset Value
                              ----------  ---------------
                                  $              %
INVESTMENT INCOME
  Interest income (Note 2)       177,956         .39
                              ----------       -----
EXPENSES
  Brokerage fees (Note 2)        230,241         .50
  Management fees (Note 2&3)      76,748         .18
                              ----------       -----
   Total Expenses                306,989         .68
                              ----------       -----
NET INVESTMENT LOSS             (129,033)       (.29)
                              ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (2,483,184)      (5.39)
  Net change in unrealized     1,587,210        3.45
                              ----------       -----
   Total Trading Results        (895,974)      (1.94)
                              ----------       -----
NET LOSS                      (1,025,007)      (2.23)
                              ==========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JUNE 30, 2006 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------  -----------------------------------  ------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $
Net Asset Value,
 June 1, 2006    34,810,400.981  433,955,373   12.47   7,922,794.214  143,536,807   18.12   22,046,879.251  438,036,825   19.87
Net Loss               --         (2,577,969)   (.08)        --       (11,142,158)  (1.41)        --         (5,331,348)   (.24)
Redemptions        (482,007.474)  (5,972,073)  12.39     (96,025.095)  (1,604,579)  16.71     (304,604.351)  (5,979,383)  19.63
Subscriptions          --             --       12.39     117,602.934    1,965,145   16.71      395,036.128    7,754,559   19.63
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 June 30, 2006   34,328,393.507  425,405,331   12.39   7,944,372.053  132,755,215   16.71   22,137,311.028  434,480,653   19.63
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                        CHARTER MILLBURN L.P.
                 ----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $
Net Asset Value,
 June 1, 2006    4,218,266.221  46,048,292   10.92
Net Loss               --       (1,025,007)   (.25)
Redemptions        (73,030.008)   (779,230)  10.67
Subscriptions      129,641.953   1,383,280   10.67
                 -------------  ----------
Net Asset Value,
 June 30, 2006   4,274,878.166  45,627,335   10.67
                 =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," or the "Trading Advisor"), Demeter, Morgan Stanley DW, MS & Co.,
MSIL, MSCG, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from
MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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